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     As filed with the Securities and Exchange Commission on April 4, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  Farr Company
                       (Name of Subject Company (Issuer))

                            Ratos Acquisition Corp.
                          a wholly owned subsidiary of

                             Forvaltnings AB Ratos
                      (Names of Filing Persons (Offerors))

                    Common Stock, $0.10 Par Value Per Share
                         (Title of Class of Securities)

                                  311648 10 9
                     (CUSIP Number of Class of Securities)

                             Michael M. Maney, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                           Telephone: (212) 558-4000
                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

      Transaction Valuation*                              Amount of Filing Fee
         $134,024,308.60                                       $26,804.87

--------
* The transaction value has been determined assuming (i) the purchase of 100% of the outstanding share of common stock of the Issuer, par value $0.10 per share (the "Common Stock"), including the associated rights to purchase Common Stock (the "Rights" and, together with the Common Stock, the "Shares") at a price per Share of $17.45, net to the seller in cash (the "Offer Price"), and (ii) the cancellation of and payment for all of the outstanding options to purchase Shares under the Issuer's stock option and incentive plans (the "Company Options") at a price equal to the excess of the Offer Price over the per share exercise price under such Company Options. Pursuant to the Agreement and Plan of Merger, dated as of March 27, 2000, among the Issuer and the Offerors, the Issuer represented to the Offerors that as of the date of such agreement there were 7,249,519 Shares outstanding and 697,200 Shares reserved for issuance under the Company Options having an average exercise price of $7.79. The transaction value has been estimated for purposes of calculating the amount of the filing fee only.

[_]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.               Filing Party: Not Applicable.
Form or Registration No.: Not applicable.   Date Filed: Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
  Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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   This Tender Offer Statement on Schedule TO ("Schedule TO") is filed by Ratos
Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Forvaltnings AB Ratos (publ.), a Swedish corporation ("Ratos"). This Schedule TO relates to a tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the "Common Stock"), including the associated rights to purchase Common Stock (the "Rights" and, together with the Common Stock, the "Shares"), of Farr Company, a Delaware corporation (the "Company"), at a price of $17.45 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal", and together with the Offer to Purchase and any amendments or supplements thereto, the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEMS 1, 2, 4, 5, 6, 7, 9 and 11.

   The information set forth in the Offer to Purchase and the Letter of Transmittal, Exhibits (a)(1) and (a)(2) to this Schedule TO, respectively, or referred to or incorporated by reference therein, is incorporated herein by reference with respect to Items 1, 2, 4, 5, 6, 7, 9 and 11 of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

   (a) The information set forth in the Introduction and Section 9 ("Certain Information Concerning Purchaser, Ratos and Camfil") of the Offer to Purchase, or referred to or incorporated by reference therein, is incorporated herein by reference with respect to Item 3 of this Schedule TO.

   (b) Neither Purchaser nor Ratos, nor, to the best of their knowledge, any of the persons listed in Schedule A or Schedule B of the Offer to Purchase has during the past five years (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violations of such laws.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   The information set forth in Section 9 ("Certain Information Concerning Purchaser, Ratos and Camfil") of the Offer to Purchase, or referred to or incorporated by reference therein, is incorporated herein by reference with respect to Item 8 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

   Not applicable.

ITEM 12. EXHIBITS.

 (a)(1) Offer to Purchase dated April 4, 2000.
 (a)(2) Form of Letter of Transmittal.
 (a)(3) Form of Notice of Guaranteed Delivery.
 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
 (a)(6) Text of Press Release issued by Ratos and Purchaser on April 4, 2000.
 (a)(7) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.
 (a)(8) Form of Summary Advertisement dated April 4, 2000.
 (a)(9) Text of press release issued by Ratos and Purchaser on March 27, 2000;
        filed with the Securities and Exchange Commission under cover of Schedule TO on March 27, 2000, and incorporated herein by reference.
 (b)    None.
 (d)(1) Agreement and Plan of Merger, dated as of March 26, 2000, among Ratos,
        Purchaser and the Company.
 (d)(2) Form of Agreement to Tender and Resign, dated as of March 26, 2000, among Ratos, Purchaser and each of the members of the Board of Directors of the Company, these being: Robert Batinovich, Richard P.
        Bermingham, Dennis R. Brown, A. Frederick Gerstell, John C. Johnston,
        John J. Kimes, H. Jack Meany and John A. Sullivan.
 (d)(3) Form of Share Exchange Option Agreement, dated as of March 25, 2000, among Ratos, Camfil AB and certain majority shareholders of Camfil AB identified therein.
 (g)    None.
 (h)    None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2000

                                          RATOS ACQUISITION CORP.

                                               /s/ Bo Jungner
                                          By: _________________________________
                                          Name: Bo Jungner
                                          Title: Vice President and Secretary

                                          FORVALTNINGS AB RATOS

                                               /s/ Bo Jungner
                                          By: _________________________________
                                          Name: Bo Jungner
                                          Title: Senior Investment Manager

                                 EXHIBIT INDEX

 Exhibit
 -------
 (a)(1)  Offer to Purchase dated April 4, 2000.
 (a)(2)  Form of Letter of Transmittal.
 (a)(3)  Form of Notice of Guaranteed Delivery.
 (a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees.
 (a)(5)  Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
 (a)(6)  Text of Press Release issued by Forvaltnings AB Ratos and Ratos
         Acquisition Corp. on April 4, 2000.
 (a)(7)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(8)  Form of Summary Advertisement dated April 4, 2000.
 (a)(9)  Text of press release issued by Forvaltnings AB Ratos and Ratos
         Acquisition Corp. on March 27; filed with the Securities and Exchange
         Commission under cover of Schedule TO on March 27, 2000, and incorporated herein by reference.
 (b)     None.
 (d)(1)  Agreement and Plan of Merger, dated as of March 26, 2000, among
         Forvaltnings AB Ratos, Ratos Acquisition Corp. and Farr Company.
 (d)(2)  Form of Agreement to Tender and Resign, dated as of March 26, 2000, among Forvaltnings AB Ratos, Ratos Acquisition Corp. and each of the members of the Board of Directors of Farr Company, these being: Robert
         Batinovich, Richard P. Bermingham, Dennis R. Brown, A. Frederick
         Gerstell, John C. Johnston, John J. Kimes, H. Jack Meany and John A.
         Sullivan.
 (d)(3)  Form of Share Exchange Option Agreement, dated as of March 25, 2000, among Forvaltnings AB Ratos, Camfil AB and certain majority shareholders of Camfil AB identified therein.
 (g)     None.
 (h)     None.